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08000387

:nBev

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn. Mrs. Mary Cascio

By courier

SUPPL

Leuven, 21 January 2008

Dear Madam,

[signature]

Subject: ~~Interbrew S.A.~~ (the "Company") — Information Furnished Pursuant to
Rule 12g3-2(b) Under the Securities Exchange Act of 1934
Interbrew's file number: **82-5159**

Enclosed herewith is information to be furnished to the Securities and Exchange
Commission pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the
Securities Exchange Act of 1934 (the "Exchange Act").

In accordance with subparagraphs (4) and (5) of the Rule, the information and documents
furnished herewith are being furnished with the understanding that they shall not be
deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18
of the Exchange Act, and that neither this letter nor the furnishing of such information or
document pursuant to the Rule shall constitute an admission for any purpose that the
Company is subject to the Exchange Act.

In the event that any questions should arise in connection with this matter, please contact
the undersigned in Belgium at Vaartstraat 94, B-3000 Leuven, telephone:
+32.16.27.5870, fax: +32.16.50.5870, e-mail: benoit.loore@inbev.com.

Very truly yours,

Benoît Loore
Assistant Corporate Secretary

Enclosure: press releases

N.V. IinBev S.A.
Correspondentieadres
Vaartstraat 94
3000 Leuven
Tel: +32 16 31 57 69
Fax: +32 16 31 59 69

Maatschappelijke Zetel / Siège Social
Grote Markt 1 / Grand Place 1
1000 Brussel / Bruxelles
H.R. Bruss / R.C. Brux. 478.821
BTW / TVA BE 417.497.106

Fortis 230-0040905-88
BBL 330-0017971-80
KBC 482-9036171-05

The enclosed information constitutes regulated information as defined in the Royal Decree of 14 November 2007 regarding the duties of issuers of financial instruments which have been admitted for trading on a regulated market

InBev announces new share buy-back plan

InBev (Euronext: INB) launches a new buy-back program for an amount up to 300 million Euro of InBev shares

Following the successful completion of its 300 million Euro buy-back program announced on 30 August 2007, InBev's Board of Directors today resolved to initiate a new share buy-back program for an amount of up to 300 million Euro.

The share buyback will be executed pursuant to the powers granted at the Extraordinary General Meeting of Shareholders of 24 April 2007, and, in accordance with that mandate, may be conducted within 8 months of the date of the resolution.

InBev's share buy-back programs are an integral component of its strategy to pro-actively manage its capital structure and return cash to shareholders, as well as to hedge the company's share based compensation system.

About InBev

InBev is a publicly traded company (Euronext: INB) based in Leuven, Belgium. The company's origins date back to 1366, and today it is the leading global brewer. InBev's strategy is to strengthen its local platforms by building significant positions in the world's major beer markets through organic growth, world-class efficiency, targeted external growth, and by putting consumers first. InBev has a portfolio of more than 200 brands, including Stella Artois®, Brahma®, Beck's®, Leffe® and Skol® - the third-largest selling beer brand in the world. InBev employs some 88 000 people, running operations in over 30 countries across the Americas, Europe and Asia Pacific. In 2006, InBev realized 13.3 billion euro of revenue.
For further information visit www.InBev.com

Contact information

Marianne Amssoms
Vice President Global External Communications
Tel: +32-16-27-67-11
E-mail: marianne.amssoms@inbev.com

Philip Ludwig
Vice President Investor Relations
Tel: +32-16-27-62-43
E-mail: philip.ludwig@inbev.com

